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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF FEBRUARY 2000

                             QUEBECOR PRINTING INC.
                             ----------------------
                              (Name of Registrant)

                612 St. Jacques Street, Montreal, Canada, H3C 4M8
                -------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


            Form 20-F                  Form 40-F    X
                       ---------                 --------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]


                  Yes                No              X
                       ---------                 --------



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]


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                      Notice of the Meeting of Shareholders
                                 and record date
                                       of
                             QUEBECOR PRINTING INC.
                             Filed in this Form 6-K

Notice of the meeting of shareholders and record date.


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                                     NOTICE



Montreal, February 7, 2000


             Notice is hereby given that the Annual Meeting of Shareholders of QUEBECOR PRINTING INC. will be held in Montreal, in the Ballroom of the Marriott Chateau Champlain Hotel, 1 Place du Canada, on Tuesday, April 25, 2000 at 10:00 o'clock.

             Shareholders registered at the close of business on March 13, 2000 will be entitled to receive notice and to vote at the Meeting.



                              By order of the Board

                              Claudine Tremblay
                              Assistant Secretary





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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



         QUEBECOR INC.

              /s/ Claudine Tremblay
         ---------------------------------
         By:      Claudine Tremblay
                  Assistant Secretary




         Date:    February 7, 2000